UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 18 June 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Impairment of Hidden Valley asset

Johannesburg. Tuesday, 18 June 2013. Harmony Gold Mining Company Limited ("Harmony" or the "Company") is currently compiling its financial year 2014 business plans, which will be completed by the end of its 2013 financial year, being 30 June 2013. Once approved, Harmony will use these plans to assess the carrying value of its assets to determine if any impairments are required ("impairment testing"). This will be informed by a number of factors, including estimates of the future gold price and exchange rates, life of mine plans, and operating and capital cost estimates.

At this early stage it appears likely that there will be a write-down of a portion of the carrying value of Hidden Valley in Papua New Guinea, due to its recent poor performance and the reduction in the US dollar gold and silver prices.

Harmony will advise the market of the outcome of the impairment testing, which the Company anticipates to be towards the end of July 2013. It should be noted that the write-down of the carrying value of Hidden Valley will reduce the net profit of the company, but will not have an impact on reported cash balances and free cash flow.

About Harmony

Harmony was incorporated 62 year ago and is one of the largest gold mining companies in the world and the third largest gold producer in South Africa with a reported production of 1.17* million ounces of gold for the financial year 2012 and Mineral Reserves of 52.9 million ounces. Harmony is a multi-listed company and its primary listing is on the JSE Limited (ticker: HAR). The company's shares are also quoted in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange (ticker: HMY) and as International Depositary Receipts (IDRs) on the Berlin (ticker: HAM1) and Brussels exchanges (HMY).

Harmony operates mines in South African and Papua New Guinea. In South Africa, the company has ten underground mines and one open-pit mine and several surface operations in South Africa. In PNG, Harmony has a 50% interest in the Morobe Mining Joint Ventures, which includes Hidden Valley, an open-pit gold and silver mine, the exciting Wafi -Golpu project, and extensive exploration tenements. Outside the joint venture, Harmony's own exploration portfolio focuses principally on highly prospective areas in PNG. The Company's head office is situated in Randfontein, South Africa.
*Continued operations

ends.

Issued by Harmony Gold Mining Company Limited

18 June 2013

For more details contact:

Frank Abbott
Financial director

+27 (0) 82 800 4290 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director